26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong

Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

May 25, 2018

CONFIDENTIAL

Ms. Barbara C. Jacobs, Assistant Director
Mr. Bernard Nolan, Attorney-Adviser
Mr. Stephen Krikorian, Accountant Branch Chief
Ms. Amanda Kim, Staff Accountant
Office of Information Technologies and Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                                      M17 Entertainment Limited
Amendment No. 2 to Registration Statement on Form F-1
CIK No. 0001731946

Dear Ms. Jacobs, Mr. Nolan, Mr. Krikorian and Ms. Kim:

Our client, M17 Entertainment Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, today filed Amendment No. 2 to its revised registration statement on Form F-1 (the “Amended Registration Statement”) as well as certain exhibits thereto via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, the Company is delivering to the staff of the Commission (the “Staff”) via hand delivery five courtesy copies of this letter and the Amended Registration Statement, marked to show changes to the registration statement that was submitted to the Commission on May 21, 2018 (the “Registration Statement”).

The Company will commence its marketing activities in connection with the offering on May 28, 2018. The Company plans to request the Staff’s declaration of the effectiveness of the Registration Statement as of June 6, 2018.  The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

PARTNERS:   Pierre-Luc Arsenault3 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Damian C. Jacobs6 | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Li Chien Wong | Wanda T.K. Woo | Judy W.C. Yam | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:   Daniel J. Abercromby6 | Damien Coles6 | Meng Ding3 | Daniel Dusek3 | David M. Irvine6 | Hao-Chin Jeng3 | Benjamin W. James4 | Cori A. Lable2 | Xiaoxi Lin3 | Daniel R. Lindsey6 | Daniel A. Margulies6 | Peng Qi3 | Robert P.H. Sandes6 | Wenchen Tang3 | Xiaoyao Yin3 | David Zhang3 | Yue Zhang3

ADMITTED IN:   1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; # non-resident

Beijing Boston Chicago Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

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If you have any questions regarding the Revised Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Ben James at ben.james@kirkland.com, +852 3761 3412 (work) or +852 5183 3813 (cell).  Questions pertaining to accounting and auditing matters may be directed to the following partner at PricewaterhouseCoopers, Taiwan: Chien-Yeh Hsu at +886 2729 6666 (work) or +886 988 275052 (cell). PricewaterhouseCoopers, Taiwan is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.              Joseph Jiexian Phua, Chief Executive Officer, M17 Entertainment Limited

Shang Koo, Chief Financial Officer, M17 Entertainment Limited

Ben James, Esq., Partner, Kirkland & Ellis International LLP
Chien-Yeh Hsu, Partner, PricewaterhouseCoopers, Taiwan
Chris Lin, Esq., Simpson Thacher & Bartlett